Mail Stop 4561

January 3, 2007

Barry J. Gordon
Chief Executive Officer
Ardent Acquisition Corporation
1415 Kellum Place
Suite 205
Garden City, NY 11530

Re: Ardent Acquisition Corporation
Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A
Filed on December 20, 2006
File No. 0-51115

Dear Mr. Gordon:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 9

1.   We note your response to prior comment 9 and your disclosure of Avantair's "Cash EBITDA" for the year ending June 30, 2006. "Cash EBITDA" appears to be adjusted or calculated differently than "EBITDA" and, as such, "Cash EBITDA" is a Non-GAAP measure subject to the requirements of Item 10(e) of Regulation S-K. Please clarify for us how you have considered the requirements of Item 10(e) of Regulation S-K in this regard.

Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 20

2.   We note that your disclosure on page 115 which indicates that you will account for the issuance of stock by Avantair for the net monetary assets of Ardent as a reverse acquisition (equivalent to a recapitalization). Throughout the filing, please enhance your disclosure in those sections where you discuss your accounting for the transaction to clearly indicate the transaction will be accounted for as a reverse acquisition or explain to us why no revision is necessary. Please specifically address this comment by revising the second paragraph disclosure on page 20.

Comparative Per Share Information, page 22

3.   We note your response to comment 13.   You disclose the net loss per share of Avantair for the nine months ended September 30, 2006 and 2005. However, footnote 5 states that the disclosure actually pertains to the Operations of Avantair for its three months ended September 30, 2006 and 2005. Please revise the table to disclose the net income/(loss) of Avantair for the nine months ended September 30, 2006 and 2005 or advise us as necessary.

The Avantair Stock Purchase Agreement, page 71

4.   We note that in response to comment 7 you state that your shares will be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Please revise to note the factual basis justifying such reliance on Section 4(2).

Legal Proceedings, page 99

5.   We note your response to comment 26. Please revise your disclosure in this section to provide a more detailed description of the tolling agreement. For instance, but without limitation, please note that tolling agreement was contingent on you entering into a definitive stock purchase agreement, you repaying $15,000,000 of the borrowings under your agreement with CNM, depositing $2,180,474 to an aircraft manufacturer for two aircraft and executing a security interest in all of the your assets.

Overview, page 101

6.   We reissue comment 30 in part. On page F-15, you state that Avantair has agreed to purchase 59 additional aircraft from Piaggio America and that the total commitment is $319 million. In this section, you state that Avantair has agreed to purchase 55 additional aircraft from Piaggio America and that the total commitment is $297 million. Please reconcile these disclosures.

Liquidity and Capital Resources, page 104

7.   We note your disclosure that given your borrowings, access to Ardent's capital and recent equity financing that you anticipate being able to maintain current and planned operations through June 30, 2007. Please update your disclosure to give indication if you anticipate being able to maintain current and planned operations for the next 12 months.

8.   We note your disclosure that no funds remain available to Avantair under its debt facility with CNM. Please revise to disclose the balance outstanding under the debt facility, the total amount of the debt facility, and the reasons that no funds remain available.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 114-122

9.   We note your response to prior comment 32 and that you have given consideration to the contingent shares which may be granted in the future to former Avantair shareholders within your analysis of relative voting rights after the combination. Explain to us how you have considered the guidance in paragraphs 25 through 28 of SFAS 141 in concluding that it would be appropriate to include the effects of contingently issuable shares in your analysis under paragraph 17a. of SFAS 141. Please tell us how your analysis of relative voting rights would change should contingently issuable shares be excluded and what impact this has on your overall consideration of identifying the acquiring entity.

10.   We note in your response that Avantair has the right to appoint a majority of the members to the board of directors. Tell us how many, if any, of these members are required to be independent. Additionally tell us whether you considered if the domination of the board of directors by Avantair is other than temporary in determining that the ability of the company to elect a majority of the board of directors is a substantive right.

11.   We note your added disclosure on page 115 which documents the factors that you considered in determining that Avantair is the accounting acquirer. Please revise this disclosure based upon the above comments. Your response should specifically focus on factors (iv), (v) and (vi). Regarding factor (iv), its appears to us that a 11.4% differential in relative ownership between current Ardent and current Avantair stockholders at the time of acquisition is not a "minimal differential". Please remove this characterization or tell us how you reached the determination that this differential is minimal or insignificant and provide similar disclosure within the filing.

Financial Statements

Avantair, Inc. and Subsidiary

Note 1 – Nature of Business and Basis of Presentation, page F-8

12.   We note your response to prior comment 35 and your indication of why you believe the definition of common control was met when accounting for the contribution agreement between Avantair and Skylines in 2004. However, we disagree with your conclusion that common control existed based upon the factors presented unless there is an existing contemporaneous written agreement to vote in concert. An existing contemporaneous written agreement to vote in concert is not the same as a history of past agreement when entering into contractual arrangements or correspondence documenting cooperation or intention. As such, please revise your Avantair financial statements in an amended filing, as appropriate, or explain to us why no revision is necessary. Reference is made to EITF 02-5.

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

        You may contact Howard Efron, Accountant, at (202) 551-3439 or Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

                                                Sincerely,

                                                Elaine Wolff
                                                Legal Branch Chief

cc: Michael Poster, Esq.